L'ORÉAL

07023661

RECEIVED

2007 MAY 18 A 10:14

L'OREAL
International Financial Information Department

16th May, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at April 30th, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

The International Financial Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 125 225 382 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at April 30, 2007

Article L 233-8 of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers" (AMF):

Total number of shares	626 132 410
Actual number of voting rights (excluding treasury stock)	603 046 287
Theoretical number of voting rights (including treasury stock)	626 132 410

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline New York, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



Ms. Ellen J. ODONER
Weil, Gotshal & Manges LLP
767 Fifth Avenue
NEW YORK, NY 10153
USA

Clichy, 16th May 2007

File n°12g3-2(b)

Dear Ms. ODONER,

Please find enclosed our news release of 25th April on the Annual General Meeting.

Very truly yours.

The International Financial
Information Director

Jean-Régis CAROF

c.c. : M. Serge ROGNON

Clichy, Wednesday April 25th 2007 – 5:45 pm

L'ORÉAL

ANNUAL GENERAL MEETING

- **Renewal of the tenure as director of Mrs Liliane Bettencourt**
- **Appointment as director of Mrs Annette Roux**
- **Dividend: €1.18, up by +18%.**

The Annual General Meeting of Shareholders of L'Oréal was held at the Carrousel du Louvre, in Paris, on Tuesday April 24th 2007, under the chairmanship of Sir Lindsay Owen-Jones, Chairman of the Board of Directors.

The Annual General Meeting:

- approved the parent company financial statements and the consolidated financial statements for 2006.

- decided on the payment of a dividend of €1.18 per share, to be paid on May 3rd 2007. This represents an increase of +18% compared with the dividend paid in 2006.

- renewed the tenure as director of Mrs Liliane Bettencourt.

- appointed Mrs Annette Roux, Vice-Chairwoman of the Supervisory Board of Bénéteau, as director.

All the resolutions of the Annual General Meeting were adopted by a very large majority. The results of the votes are available on the Internet site www.loreal-finance.com

A summary of the Annual General Meeting will be included in the next L'Oréal "Letter to Shareholders", which will be available on request and on the site www.loreal-finance.com

---

Contacts at L'ORÉAL (switchboard: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis Carof
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mrs Caroline Millot
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.86.42

Journalists
Mr Mike Rumsby
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, or the Internet site for shareholders and investors, http://www.loreal-finance.com.

L'OREAL

RECEIVED
2007 MAY 18 A 10:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

16th May, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

New release of 9th May on the acquisition of PureOlogy by L'OREAL USA.

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

News release

Clichy, Wednesday May 9th 2007 : 8 p.m.

L'ORÉAL

L'ORÉAL ACQUIRES PUREOLOGY

L'Oréal, the world's largest beauty company, announced today that it has acquired, through its subsidiary L'Oréal USA, PureOlogy Research LLC, a luxury American brand sold through hairdressers in the professional haircare market.

Based in Irvine, California, the company was founded by the American hairdresser Jim Markham. PureOlogy is a luxury brand of high performance haircare products uniquely developed for hair colorists to use and recommend to their clients. The brand is notable for its range of highly concentrated sulfate free shampoos with Anti Fade Complex ™.

PureOlogy's sales in the last 12 months were $57 million. The company is one of the fastest growing haircare brands in the US.

"We are delighted to be acquiring PureOlogy, which enjoys a remarkable reputation with American hairdressers," said Laurent Attal, President and CEO of L'Oréal USA. *"With its very original approach, PureOlogy will allow our Professional Products Division to strengthen even further its position in the top end hairdressing salons where the brand has a strong potential."*

Jean-Jacques Lebel, President L'Oréal Professional Products Division Worldwide, said, *"PureOlogy is very complementary to our existing portfolio of strategic brands. It is an enormous success in the U.S., and we are very excited about the business opportunities for developing it around the world."*

"It has been a great adventure to bring to market a truly unique brand that has captured the hearts and minds of many thousands of hairdressers," said Jim Markham, founder and CEO of PureOlogy. *"It is now our privilege to be passing this brand on to the world's biggest and best beauty company, where we are sure that it will continue to grow and flourish."*

PureOlogy will be consolidated as of May 8, 2007. L'Oréal expects that the acquisition of PureOlogy would be EPS neutral in the financial year to December 31, 2007 and EPS accretive thereafter.

PureOlogy will be joining the international brands of L'Oréal Professional Products Division: L'Oréal Professionnel, Kérastase, Matrix, Redken and Mizani.

Contacts at L'ORÉAL (switchboard: +33 (0)1 47 56 70 00)

Individual shareholders
And market authorities
Mr Jean-Régis Carof
☎ : + 33 (0)1 47 56 83 02
http://www.loreal-finance.com

Financial analysts and
institutional investors
Mrs Caroline Millot
☎ : +33 (0)1 47 56 86 82
Fax: +33 (0)1 47 56 86 42

Journalists
Mrs Natalia Gonzalez Valdes
☎ : +33 (0)1 47 56 79 82
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com; alternatively, call +33 (0)1 40 14 80

L'OREAL
International Financial Information Department

16th May, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from April 19th, 2007 to April 27th, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 19/04/2007 to 20/04/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
19/04/2007	40 000	86,11	3 444 520,00
20/04/2007	40 000	87,17	3 486 920,00
Total	**80 000**		**6 931 440,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers (which are also available in English on our Internet site: www.loreal-finance.com). This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 23/04/2007 to 27/04/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
23/04/2007	90 000	87,56	7 880 688,00
24/04/2007	80 000	87,76	7 020 576,00
25/04/2007	40 000	88,23	3 529 320,00
26/04/2007	100 000	88,23	8 822 500,00
27/04/2007	80 423	87,60	7 044 652,69
Total	**390 423**		**34 297 736,69**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PROFESSIONNEL PARIS
KÉRASTASE PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
THE BODY SHOP



END